Exhibit (d)(18)

November 24, 2010

Salvatore Faia

President

The RBB Fund, Inc.

103 Bellevue Parkway

Wilmington, DE  19809

Re:   The RBB Fund - Schneider Small Cap Value Fund (the “Fund”)

Dear Mr. Faia:

By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Schneider Capital Management Company (the “Adviser”) agrees that in order to improve the performance of the Fund, the Adviser shall, from January 1, 2011 through December 31, 2011, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Fund’s total operating expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) of:

•              1.15% of the Fund’s average daily net assets.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

SCHNEIDER CAPITAL MANAGEMENT COMPANY

By:	/s/ Steven Fellin
Title:	COO/CFO

Your signature below acknowledges

acceptance of this Agreement:

By:	/s/ Salvatore Faia
Salvatore Faia
President
The RBB Fund, Inc.